SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

August 14, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clarke

Re:	Fenbo Holdings Ltd.
Confidential Draft N.4 to Registration Statement on Form F-1
Submitted June 5, 2023
CIK No. 0001957001

Dear Ms. Clark:

We represent Fenbo Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Confidential Draft N.6 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated August 2, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 4 to Draft Registration Statement on Form F-1

General

1.	Please revise the cover page of the resale prospectus to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq Capital Market, after which the securities may be offered and sold at prevailing market prices or at negotiated prices.

Response:

The cover page of the resale prospectus has been revised to disclose a range at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq Capital Market, after which the securities may be offered and sold at prevailing market prices or at negotiated prices.

See the Cover Page of the Resale Prospectus.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Dominic Chan of Centurion ZD CPA & Co. at +852 2126 2388 (email: dominic@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference LLP
Centurion ZD CPA & Co.